Exhibit 12.1
MEDTRONIC, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
The ratio of earnings to fixed charges for the fiscal years ended April 25, 2014, April 26, 2013, April 27, 2012, April 29, 2011, April 30, 2010, and April 24, 2009 was computed based on Medtronic’s historical consolidated financial information included in Medtronic’s most recent Annual Report incorporated by reference on Form 10-K.

(in millions, except ratio of earnings to fixed charges)	Year ended April 25, 2014	Year ended April 26, 2013	Year ended April 27, 2012	Year ended April 29, 2011	Year ended April 30, 2010	Year ended April 24, 2009
Earnings:
Earnings from continuing operations before income taxes	$3,705	$4,251	$4,145	$3,664	$3,944	$2,469
Noncontrolling interest (income) loss	(1)	(1)	8	8	7	1
Capitalized interest(1)	(4)	(4)	(4)	(4)	(4)	(5)
	$3,700	$4,246	$4,149	$3,668	$3,947	$2,465
Fixed Charges:
Interest expense, gross(2)	$379	$392	$353	$454	$406	$376
Rent interest factor(3)	45	42	46	44	46	45
	$424	$434	$399	$498	$452	$421
Earnings before income taxes and fixed charges	$4,124	$4,680	$4,548	$4,166	$4,399	$2,886
Ratio of earnings to fixed charges	10	11	11	8	10	7

(1) Capitalized interest relates to construction projects in process.
(2) Interest expense consists of interest on indebtedness.
(3) Approximately one-third of rental expense is deemed representative of the interest factor.